UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Q2 2010 Results. Dated July 28 , 2010	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: July 28, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q2 2010 Results

Tel Aviv, July 28, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market today announced financial results for the second quarter of 2010.

Q2 Highlights:
•	Shipments of $57.7 million, a 20.6% sequential increase
•	Revenues of $49.0 million, a 5.6% sequential decline
•	GAAP net loss of ($0.17) per share; non-GAAP net loss of ($0.11) per share.

“We are pleased with the increase in shipments, as existing customers continue to expand their networks and prepare to serve more subscribers.  In addition, two new customers each accounted for over $1 million in shipments and revenues in Q2,” said Eran Gorev, President and CEO of Alvarion.

In the second quarter of 2010, total revenues were $49.0 million, a decrease of 5.6% from $51.9 million in the first quarter of 2010, and a decrease of 16.5% from $58.7 million in the second quarter of 2009.

The decline in gross margin to 36.1% reflects continued progress in deploying a number of large programs, including a significantly higher proportion of third-party equipment in the revenue mix compared with the prior period and the same quarter in 2009.

GAAP net loss in the second quarter of 2010 was ($10.6) million, or ($0.17) per share, including restructuring and other charges of approximately $3.6 million related mainly to employee termination expenses and vacating office space.  This compares to a net loss of ($4.9) million, or ($0.08) per share in Q1 2010. GAAP net loss in the second quarter of 2009 was ($4.0) million, or ($0.06) per share, including charges of approximately $0.9 million.

Excluding the amortization of intangibles, stock based compensation, restructuring and other charges, net, on a non-GAAP basis, the company reported net loss of ($6.7) million in the second quarter of 2010, or ($0.11) per diluted share, compared with non-GAAP net loss of ($3.7) million, or ($0.06) per diluted share in the first quarter of 2010, and non-GAAP net loss of ($0.6) million, or ($0.01) per diluted share in the second quarter of 2009.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the second quarter of 2010 and the comparative periods.

Cash used in operations was ($8.3) million. As of June 30, 2010, cash, cash equivalents and investments totaled $91 million.

“We have been pursuing a number of large opportunities in different regions," said Gorev. “Recently, after a long tender process, a major operator in India signed Letters of Intent with three of Alvarion’s local partners to build and operate 4G networks in multiple areas of the country. While these partners are working to finalize their respective agreements with the operator, we are actively engaged with them negotiating equipment supply agreements and finalizing plans. At the same time, we are preparing to support large deployments in India and other countries."

Q3 2010 Guidance

Management continues to expect gradual improvement in shipments in the second half of the year. Meanwhile, the company is not giving detailed guidance for Q3 because the timing of revenue from several large projects cannot be predicted with accuracy.

Alvarion management will host a conference call today, July 28, at 9:00 a.m. Eastern time to discuss the results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1074; International: +1(612) 234-9959.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EDT on July 28th, 2010 through 11:59 a.m. EDT on August 28th, 2010.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 163805.

Alvarion has scheduled dates for the earnings announcements during 2010 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX™ deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN Network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2010	2009	2010	2009	2010

Sales	$100,951	$126,615	$49,013	$58,741	$51,938

Cost of sales	61,035	69,327	31,401	32,089	29,634

Gross profit	39,916	57,288	17,612	26,652	22,304

Operating expenses:
Research and development, net	21,133	27,419	9,669	12,779	11,464
Selling and marketing	22,993	26,341	11,144	12,970	11,849
General and administrative	7,975	7,746	3,931	3,723	4,044
Amortization of intangible assets	66	66	33	33	33
Restructuring and other charges (*)	3,573	919	3,573	919	-

Total Operating expenses	55,740	62,491	28,350	30,424	27,390

Operating loss	(15,824)	(5,203)	(10,738)	(3,772)	(5,086)

Other loss	-	(749)	-	(749)	-

Financial income, net	452	1,097	102	518	350

Net loss before Tax	(15,372)	(4,855)	(10,636)	(4,003)	(4,736)

Income Tax	145	-	(36)	-	181

Net loss	(15,517)	(4,855)	(10,600)	(4,003)	(4,917)

Basic net loss per share:	$(0.25)	$(0.08)	$(0.17)	$(0.06)	$(0.08)

Weighted average number of shares used in computing basic net loss per share	62,167	61,971	62,182	61,995	62,152

Diluted net loss per share:
	$(0.25)	$(0.08)	$(0.17)	$(0.06)	$(0.08)

Weighted average number of shares used in computing diluted net loss per share	62,167	61,971	62,182	61,995	62,152

(*) Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

		Three			Three
		Months Ended			Months Ended
		June 30,			March 31,
		2010			2010
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$49,013	$-		49,013	$51,938

Cost of sales	31,401	(81	)(a)	31,320	29,555

Gross profit	17,612	81		17,693	22,383

Operating expenses:
Research and development, net	9,669	(113	)(a)	9,556	11,104
Selling and marketing	11,144	131	(a)	11,275	11,470
General and administrative	3,931	(289	)(a)	3,642	3,714
Amortization of intangible assets	33	(33	)(b)	-	-
Restructuring and other charges	3,573	(3,573	)(c)	-

Total Operating expenses	28,350	(3,877)		24,473	26,288

Operating loss	(10,738)	3,958		(6,780)	(3,905)

Financial income, net	102	0		102	350

Net loss before Tax	(10,636)	3,958		(6,678)	(3,555)

Income Tax	(36)	0		(36)	181

Net loss	(10,600)	3,958		(6,642)	(3,736)

Basic net loss per share	$(0.17)			(0.11)	$(0.06)

Weighted average number of shares used in computing basic net loss per share	62,182			62,182	62,152

Diluted net loss per share	$(0.17)			(0.11)	$(0.06)

Weighted average number of shares used in computing diluted net loss per share	62,182			62,182	62,152

(a) The effect of stock-based compensation.

(b) The effect of amortization of intangible assets.

(c) Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF
ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2010	2009	2010	2009	2010

Net loss according to US GAAP	$(15,517)	$(4,855)	$(10,600)	$(4,003)	$(4,917)

Amortization of acquired intangibles	66	66	33	33	33

Stock based compensation expenses related to ASC 718	1,500	3,270	352	1,697	1,148

Restructuring and other charges (*)	3,573	919	3,573	919	-

Other loss	-	749	-	749	-

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(10,378)	$149	$(6,642)	$(605)	$(3,736)

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.17)	$0.00	$(0.11)	$(0.01)	$(0.06)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,167	61,971	62,182	61,995	62,152

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.17)	$0.00	$(0.11)	$(0.01)	$(0.06)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,167	62,502	62,182	61,995	62,152

(*) Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	March 31,
	2010	2010
ASSETS
Cash, cash equivalents, short-term and long-term investments	$91,423	$103,067
Trade receivables	61,823	61,618
Other accounts receivable	7,553	9,564
Inventories	46,047	35,242

LONG TERM INVESTMENT	7,130	5,042

PROPERTY AND EQUIPMENT, NET	15,588	16,291

GOODWILL AND OTHER INTANGIBLE ASSETS	57,174	57,207

TOTAL ASSETS	$286,738	$288,031

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$45,989	$37,393
Other accounts payable and accrued expenses	35,197	31,523

Total current liabilities	81,186	68,916

LONG TERM LIABILITIES
Long term employees liabilities	3,769	4,175
Long term liabilities others	2,269	2,262

Total long term liabilities	6,038	6,437

TOTAL LIABILITIES	87,224	75,353

SHAREHOLDERS' EQUITY	199,514	212,678

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$286,738	$288,031

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
June 30, 2010

Cash flows from operating activities:
Net loss	$(10,600)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,676
Capital Loss	343
Stock based compensation expenses ASC 718	352
Accrued interest from long term investment	(88)
Amortization of intangibles assets	33
Increase in trade receivables	(205)
Decrease in other accounts receivable and prepaid expenses	265
Increase in inventories	(10,805)
Increase in trade payables	8,596
Increase in other accounts payables and accrued expenses	2,491
Decrease in long term employees liabilities	(406)
Increase in long term liabilities	7
Net cash used in operating activities	(8,341)

Cash flows from investing activities:
Purchase of fixed assets	(1,316)
Investment in long term investment	(2,000)
Net cash used in investing activities	(3,316)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	13
Net cash provided by financing activities	13

Decrease in cash, cash equivalents, short-term and long-term investments	(11,644)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	103,067
Cash, cash equivalents, short-term and long-term investments at the end of the period	$91,423